SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934 (Amendment No. 1)

RFP Express Inc.

(Name of Issuer)

RFP Express Inc., Michael M. Grand, Edward C. Groark, Gerald W. Petitt, Zimri C. Putney

(Name of Person(s) Filing Statement)

Common Stock

(Title of Class of Securities)

74956R109

(CUSIP Number)

Christopher J. Hubbert, Kohrman Jackson & Krantz P.L.L., 1375 East 9th Street, 20th Floor, Cleveland, OH 44114

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

This statement is filed in connection with (check the appropriate box):
☐	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3 under the Securities Exchange Act of 1934.
☐	b.	The filing of a registration statement under the Securities Act of 1933.
☐	c.	A tender offer.
☒	d.	None of the above.

Check the following box if the soliciting materials or information referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
n/a	n/a

*

The transaction valuation is based on the estimated number of shares that would otherwise be converted into fractional shares as a result of the reverse stock split multiplied by $1.00 or the cash to be paid per share in lieu of the issuance of fractional shares.

**	The amount of the filing fee was calculated pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934.

☐

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: n/a	Filing Party: n/a
Form of Registration No.: n/a	Date Filed: n/a

This Amendment No. 1 to Schedule 13e-3 Transaction Statement is filed by RFP Express Inc., a Delaware corporation, and the company's executive officers and directors, namely Michael M. Grand, Edward C. Groark, Gerald W. Petitt and Zimri C. Putney, pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder. The purpose of this Amendment No. 1 is to file a final amendment to the Schedule to report the results of the Rule 13e-3 transaction pursuant to Rule 13e-3(d)(3).

Since filing our Preliminary Information Statement and Schedule 13e-3 relating to our proposed reverse stock split and going private transaction in February 2003, we have had great difficulty in making our required filings with the Securities and Exchange Commission and would incur significant expense to maintain our public registration or to continue with the going private transaction initiated last year. The board of directors has carefully reviewed the advantages and disadvantages of remaining a public company and has determined that it is in the best interest of the company to deregister its common stock, or "go dark," by filing a Form 15 with the SEC terminating registration of our common stock under Rule 12h-3(b)(1)(ii) of the Exchange Act. Although we are not presently proceeding with the reverse stock split, we may decide to do so in the future. The company is currently eligible to file Form 15 because our common stock is held of record by less than 500 persons and our total assets have not exceeded $10 million on the last day of each of our most recent three fiscal years. The company has filed a Form 15 with the SEC concurrently with this filing terminating registration of our common stock.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 26, 2004	RFP EXPRESS INC.
/s/ Zimri C. Putney

Zimri C. Putney, Chief Executive Officer

/s/ Michael M. Grand

Michael M. Grand

/s/ Edward C. Groark

Edward C. Groark

/s/ Gerald W. Petitt

Gerald W. Petitt

/s/ Zimri C. Putney

Zimri C. Putney